Consolidated Financial Statements of

                      BELZBERG TECHNOLOGIES INC.

                      Sept. 30, 2002

                      (unaudited)

BELZBERG TECHNOLOGIES INC.
Consolidated Balance Sheets
(in Canadian dollars)
(Unaudited)

                                                                                   September 30,       December 31,
                                                                                            2002               2001
                                                                                   -------------       ------------
ASSETS
CURRENT
     Cash and cash equivalents                                                       $15,515,373        $ 6,361,427
     Accounts receivable                                                               3,717,701          4,715,206
     Government assistance receivable                                                    218,646                  -
     Prepaid expenses and other receivables                                              746,687            970,681
--------------------------------------------------------------------------------------------------------------------
                                                                                      20,198,407         12,047,314

CAPITAL ASSETS                                                                         5,777,412          4,647,962

GOODWILL (Note 2(a))                                                                     755,239            755,239
--------------------------------------------------------------------------------------------------------------------
                                                                                     $26,731,058        $17,450,515
--------------------------------------------------------------------------------------------------------------------
LIABILITIES

CURRENT
     Accounts payable and accrued liabilities                                        $ 2,125,379        $ 1,961,393
     Accrued restructuring charges                                                       382,444                  -
     Consideration payable                                                                     -            362,674
     Deferred revenue                                                                     35,567            786,870
     Bank loan                                                                           638,300            633,211
     Current portion of obligations under capital lease                                1,713,914          1,390,296
--------------------------------------------------------------------------------------------------------------------
                                                                                       4,895,604          5,134,444

DEFERRED REVENUE                                                                               -              9,224

OBLIGATIONS UNDER CAPITAL LEASE                                                        1,444,516          1,502,138
--------------------------------------------------------------------------------------------------------------------
                                                                                       6,340,120          6,645,806
--------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

CAPITAL STOCK  (Note 3)                                                               34,706,917         22,813,253

CONTRIBUTED SURPLUS (Note 4 and Note 5)                                                  398,979                  -

WARRANTS (Note 4)                                                                      2,573,085          1,782,900

DEFICIT                                                                              (17,288,043)       (13,791,444)
--------------------------------------------------------------------------------------------------------------------
                                                                                      20,390,938         10,804,709
--------------------------------------------------------------------------------------------------------------------
                                                                                     $26,731,058        $17,450,515
--------------------------------------------------------------------------------------------------------------------

APPROVED ON BEHALF OF THE BOARD
(signed) "Sidney H. Belzberg"
...................................................................... Director

(signed) "Donald W. Wilson"

...................................................................... Director

        See accompanying notes to the consolidated financial statements

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Operations and Deficit
(in Canadian dollars)
(Unaudited)

                                                                   Three months ended September 30,  Nine months ended September 30,

                                                                              2002            2001            2002             2001
                                                                       -----------     -----------     -----------      ------------

REVENUE                                                                $ 8,010,559     $ 6,331,801     $22,929,607      $17,325,997

COST OF REVENUE                                                          4,327,999       2,879,606      12,264,899        7,088,072
------------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                             3,682,560       3,452,195      10,664,708       10,237,925
------------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
    Sales and marketing                                                  1,100,506       1,081,488       2,885,712        3,320,511
    Research and development                                             1,281,827         916,303       3,690,221        2,736,718
    Government assistance                                                        -               -        (218,646)               -
    Administration                                                       1,389,442       2,094,924       4,462,440        4,763,045
    Foreign exchange gain                                                 (335,899)       (262,072)        (92,592)        (318,116)
    Non - recurring Philadelphia expenses                                        -          32,871         302,053           32,871
------------------------------------------------------------------------------------------------------------------------------------
                                                                         3,435,876       3,863,514      11,029,188       10,535,029
------------------------------------------------------------------------------------------------------------------------------------
 EARNINGS (LOSS) FROM CONTINUING

    OPERATIONS BEFORE UNDERNOTED ITEMS                                     246,684        (411,319)       (364,480)        (297,104)

    Amortization                                                           552,424         446,915       1,573,322        1,289,813
    Interest expense, net                                                   38,417          28,982         203,264           99,876
    Restructuring charges (Note 6)                                         422,488               -       1,265,108                -
------------------------------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES                                                   (766,645)       (887,216)     (3,406,174)      (1,686,793)

INCOME TAXES                                                                     -               -          40,725            8,614
------------------------------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                                           (766,645)       (887,216)     (3,446,899)      (1,695,407)

LOSS FROM DISCONTINUED OPERATIONS (Note 7)                                       -        (662,027)              -       (1,193,301)
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                  (766,645)     (1,549,243)     (3,446,899)      (2,888,708)

DEFICIT, BEGINNING OF PERIOD                                           (16,521,398)    (10,812,207)    (13,791,444)      (9,075,468)

PREMIUM ON REPURCHASE OF COMMON SHARES                                           -        (219,228)        (49,700)        (616,502)
------------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                               $ (17,288,043)  $ (12,580,678)  $ (17,288,043)   $ (12,580,678)
------------------------------------------------------------------------------------------------------------------------------------
LOSS PER SHARE FROM CONTINUING OPERATIONS
    Basic and diluted                                                      $ (0.06)        $ (0.08)        $ (0.29)         $ (0.15)
------------------------------------------------------------------------------------------------------------------------------------
LOSS PER SHARE
    Basic and diluted                                                      $ (0.06)        $ (0.14)        $ (0.29)         $ (0.26)
------------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF

    OUTSTANDING COMMON SHARES                                           13,764,826      10,993,529      12,060,069       10,993,529
------------------------------------------------------------------------------------------------------------------------------------

         See accompanying notes to the consolidated financial statements

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(in Canadian dollars)
(Unaudited)

                                                                               Three months ended               Nine months ended
                                                                                   September 30,                   September 30,
                                                                              2002            2001            2002             2001
                                                                       -----------     -----------     -----------      ------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss from continuing operations                                     $ (766,645)     $ (887,216)   $ (3,446,899)    $ (1,695,407)
    Items not affecting cash and cash equivalents
       Amortization of capital assets                                      552,424         416,625       1,573,322        1,198,947
       Amortization of goodwill                                                  -          30,290               -           90,866
       Amortization of gain on sale and leaseback
         of capital assets                                                 (26,238)        (24,379)        (78,814)         (75,049)
       Compensation expense of stock options granted to consultants          3,875               -           7,750                -
    Changes in non-cash working capital items (Note 8)                     138,744         169,538         935,545          585,314
------------------------------------------------------------------------------------------------------------------------------------
                                                                           (97,840)       (295,142)     (1,009,096)         104,671
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Payment of consideration due for acquisition
     of Robert C. Sheehan & Associates, Inc.                                     -               -        (362,674)               -
    Acquisition of Robert C. Sheehan & Associates, Inc.
     net of cash acquired                                                        -      (1,022,493)              -         (352,429)
    Purchase of capital assets                                            (284,047)       (522,611)     (1,268,806)      (1,453,000)
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (284,047)     (1,545,104)     (1,631,480)      (1,805,429)
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Repayment of obligations under capital lease                          (432,927)       (282,009)     (1,212,695)        (791,464)
    Proceeds from bank loan                                                      -         744,442         255,558          744,442
    Repayment of bank loan                                                 (84,316)        (27,464)       (250,469)         (27,464)
    Net proceeds from issuance of common shares                                  -               -      12,254,853        4,698,991
    Proceeds on issuance of warrants                                             -               -         847,626                -
    Proceeds from the exercise of stock options                              6,000           5,000           6,000           25,000
    Repurchase of common shares                                                  -        (303,893)       (106,351)        (787,050)
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (511,243)        136,076      11,794,522        3,862,455
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS
 FROM CONTINUING OPERATIONS                                               (893,130)     (1,704,170)      9,153,946        2,161,697

NET CASH USED BY DISCONTINUED OPERATIONS                                         -        (287,696)              -         (725,334)
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                      (893,130)     (1,991,866)      9,153,946        1,436,363

CASH AND CASH EQUIVALENTS,
    BEGINNING OF PERIOD                                                 16,408,503       9,070,153       6,361,427        5,641,924
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
    END OF PERIOD                                                      $15,515,373     $ 7,078,287     $15,515,373      $ 7,078,287
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
    Cash                                                               $ 7,586,205     $ 4,684,694     $ 7,586,205      $ 4,684,694
    Cash equivalents                                                     7,929,168       2,393,593       7,929,168        2,393,593
------------------------------------------------------------------------------------------------------------------------------------
                                                                       $15,515,373     $ 7,078,287     $15,515,373      $ 7,078,287
------------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION

    Value of share capital recorded for compensation expense (Note 7)          $ -        $ 79,620             $ -        $ 136,560
    Value of compensation options issued on private placement (Note 3(a))      $ -             $ -       $ 310,539              $ -
    Acquisition of capital assets with debt                              $ 301,040       $ 406,947     $ 1,433,966        $ 799,728
    Interest paid                                                        $ 114,376        $ 85,757       $ 367,889        $ 349,050
    Income taxes paid                                                          $ -             $ -        $ 17,761          $ 8,614

  See accompanying notes to the consolidated financial statements

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
September 30, 2002

(Unaudited)                                                (in Canadian dollars)
================================================================================


 1.     DESCRIPTION OF BUSINESS
        Belzberg Technologies Inc. and its wholly-owned subsidiaries (the "Company" or "Belzberg") is a leading provider of trade execution, order management and routing software for the financial industry. The Company's customers, who include both broker-dealers and their customers, use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, electronic markets known as ECNs, and NASDAQ market makers. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, with reliability and security.

        The Company also operates a floor brokerage that provides the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

        The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at September 30, 2002 and the results of operations and cash flows for the three and nine months ended September 30, 2001 and 2002.

        The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except the following:

        (a) Goodwill and Other Intangible Assets
        The Company has adopted the Canadian Institute of Chartered Accountants ("CICA") new Handbook Section 3062, Goodwill and Other Intangible Assets. Effective January 1, 2002 goodwill is no longer amortized and is subject to an annual impairment test in accordance with the provisions of this Section. As of June 30, 2002 the Company completed its transitional impairment test as at the date of adoption and concluded that no goodwill impairment charge needed to be recorded. The following table presents the effect on the previous periods as though the Company had retroactively adopted the change in accounting policy of not amortizing goodwill:

                                                     Three months ended                Nine months ended
                                                        September 30,                    September 30,


                                               2 0 0 2          2 0 0 1  |      2 0 0 2          2 0 0 1
-------------------------------------------------------------------------|-------------------------------
-------------------------------------------------------------------------|-------------------------------
Net Loss                                                                 |
  As reported                               $ (766,645)    $ (1,549,243) | $ (3,446,899)    $ (2,888,708)
Add back:                                                                |
  Goodwill amortization                              -           30,290  |            -           90,866
-------------------------------------------------------------------------|-------------------------------
-------------------------------------------------------------------------|-------------------------------
Adjusted loss for the period                $ (766,645)    $ (1,518,953) | $ (3,446,899)    $ (2,797,842)
-------------------------------------------------------------------------|-------------------------------
-------------------------------------------------------------------------|-------------------------------
                                                                         |
Basic and diluted loss per share                                         |
  As reported                               $    (0.06)    $      (0.14) | $      (0.29)    $      (0.26)
  Adjusted                                  $    (0.06)    $      (0.14) | $      (0.29)    $      (0.25)
-------------------------------------------------------------------------|-------------------------------

        (b) Stock-Based Compensation and Other Stock-Based Payments

        Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, Stock-based Compensation and Other Stock-Based Payments which establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
September 30, 2002

(Unaudited)                                                (in Canadian dollars)
================================================================================

        awards that are direct awards of stock that call for settlement in cash and other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments.

        The new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees but disclosing on a proforma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for options granted to employees. No restatement of prior periods is required as a result of the adoption of the new standard. Refer to note 5 for the disclosure required by the new standard.

3.      CAPITAL STOCK
            Authorized
                  Unlimited number of common shares



                                                                       Number of
Issued                                                           Common Shares             Amount
--------------------------------------------------------------------------------------------------

Balance at December 31, 2001                                        11,060,924       $ 22,813,253
  Issue of common shares for cash (note 3 (a))                       2,730,000         13,484,874
  Share issuance costs (note 3 (a))                                          -         (1,540,560)
  Repurchase of common shares for cancellation (note 3 (b))            (27,500)           (56,650)
  Exercise of options for cash                                           2,000              6,000
--------------------------------------------------------------------------------------------------
Balance at September 30, 2002                                       13,765,424       $ 34,706,917
--------------------------------------------------------------------------------------------------

(a) Pursuant to a private placement dated as of April 16, 2002, the Company sold 2,730,000 special warrants to investors at a price of $5.25 per special warrant for gross proceeds of $14,332,500. On June 21, 2002, the Company issued 2,730,000 common shares and 682,504 share purchase warrants upon exercise of the special warrants. The fair value of the share purchase warrants was estimated at the date of the grant to be $847,626 using the Black-Scholes option pricing model and accordingly $847,626 of the gross proceeds has been allocated to share purchase warrants (Refer to note 4(b)).

         The Company also granted to the underwriters compensation options that entitle the holders to purchase 177,450 units at a price of $5.25 per unit expiring October 16, 2003. Each unit consists of one common share and one-quarter of one share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase an additional common share at a price of $5.50 per share expiring October 16, 2003. The fair value of the compensation options was estimated at the date of the grant to be $310,539 using the Black-Scholes option pricing model of which $58,559 was allocated to the share purchase warrants (Refer to note 4(b)) and the balance of $251,980 allocated to contributed surplus. The fair value of the compensation options has been included in the share issuance costs.

(b) During the nine month period ended September 30, 2002, the Company, pursuant to a Normal Course Issuer Bid, repurchased and cancelled 27,500 common shares for a total cash consideration of $106,351. The excess of the purchase cost of these shares over their historical carrying value of $49,700 was charged to the deficit.

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
September 30, 2002

(Unaudited)                                                (in Canadian dollars)
================================================================================

 4.     WARRANTS
         A summary of the Company's share purchase warrants for the period ended September 30, 2002 is as follows:

Share Purchase Warrants
                                                                                         Weighted
                                                                                          Average
                                                                                         Exercise
                                                                        Number              Price
--------------------------------------------------------------------------------------------------

Outstanding, December 31, 2001                                       1,800,000             $ 6.38
  Warrants expired (note 4 (a))                                        (50,000)              7.76
  Warrants granted (note 4 (b))                                        726,867               5.50
--------------------------------------------------------------------------------------------------
Outstanding, September 30, 2002                                      2,476,867             $ 6.10
--------------------------------------------------------------------------------------------------



(a) On March 31, 2002, a total of 50,000 share purchase warrants issued in 2000 for proceeds of $116,000 expired unexercised. Accordingly, $116,000 has been reclassified from warrants to contributed surplus.

(b) On June 21, 2002, the Company issued 682,504 share purchase warrants on the exercise of special warrants granted pursuant to a private placement dated April 16, 2002 (Refer to note 3(a)).

         Included in the warrants granted during the second quarter are 44,363 share purchase warrants resulting from the compensation options granted to the underwriters pursuant to a private placement dated April 16, 2002 (Refer to note 3(a)). Each whole share purchase warrant will entitle the holder to purchase an additional common share at a price of $5.50 per share expiring October 16, 2003.

 5.      STOCK BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
         A summary of the Company's stock option activity for the period ended September 30, 2002 is as follows:

Stock Options
                                                                                         Weighted
                                                                                          Average
                                                                                         Exercise
                                                                        Number              Price
--------------------------------------------------------------------------------------------------

Outstanding, December 31, 2001                                       5,028,150             $ 6.44
  Options granted                                                       35,000               5.07
  Options cancelled                                                   (676,600)              4.50
--------------------------------------------------------------------------------------------------
Outstanding, March 31, 2002                                          4,386,550             $ 6.72
  Options granted                                                      211,000               4.73
  Options cancelled                                                    (81,750)              4.52
--------------------------------------------------------------------------------------------------
Outstanding, June 30, 2002                                           4,515,800             $ 6.66
  Options granted                                                      175,000               4.61
  Options exercised                                                     (2,000)              3.00
  Options cancelled                                                    (64,533)              4.99
--------------------------------------------------------------------------------------------------
Outstanding, September 30, 2002                                      4,624,267             $ 6.61

Options exercisable at September 30, 2002                            3,919,884             $ 6.33

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
September 30, 2002

(Unaudited)                                                (in Canadian dollars)
================================================================================


        (a) Options granted to non-employees
        On March 23, 2002, the Company granted certain compensatory stock options to an outside consultant for services to be rendered. The fair value of the options was estimated at the date of the grant to be $31,000 or $1.55 per share using the Black-Scholes option pricing model with the following assumptions at the measurement date:


        ----------------------------------------------
        Risk-free interest rate                  4.5%
        Expected life of the options          2 years
        Expected volatility                     51.8%
        Expected dividend yield                    0%
        ----------------------------------------------



        The estimated fair value of the options of $31,000 was recorded in contributed surplus and in prepaid expenses and other receivables and is being amortized as compensation expense over the period during which the services are being rendered. As of September 30, 2002, the Company has recognized $7,750 of the compensation expense.

        (b) Options granted to employees
        For stock options granted to employees on or after January 1, 2002, had the Company recorded compensation expense based on the fair value of the options at the grant dates, results would have been as follows:


                                         Three months ended   Nine months ended
                                            September 30,      September 30,
                                                2 0 0 2          2 0 0 2
-----------------------------------------------------------|--------------------
Net Loss                                                   |
  As reported                                  $ (766,645) |  $ (3,446,899)
  Pro Forma                                      (934,212) |    (3,831,069)
-----------------------------------------------------------|--------------------
Basic and diluted loss per share                           |
  As reported                                  $    (0.06) |  $      (0.29)
  Pro Forma                                    $    (0.07) |  $      (0.32)
-----------------------------------------------------------|--------------------


        The weighted average estimated fair value at the date of the grants for employee options granted for the three months ended September 30, 2002 was $1.64 per share (nine months ended September 30, 2002 - $2.06 per share). The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions at the measurement dates:


        --------------------------------------------------------
        Risk-free interest rate             3.5% to 5.4%
        Expected life of the options        2 to 7 years
        Expected volatility                 43.7% to 52.3%
        Expected dividend yield                    0%
        --------------------------------------------------------

        For the purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over their vesting period on a straight-line basis. The proforma disclosure omits the effect of awards granted before the adoption of Section 3870.

 6.     RESTRUCTURING CHARGES
        During the quarter ended September 30, 2002, the Company restructured certain of its finance, administrative and floor broker operations resulting in a restructuring charge of $422,488 for employee severances. On March 1, 2002, the Company closed its Philadelphia office and ended its relationship with its President and other employees. The Company recorded a restructuring charge of $842,620 relating to employee severance and lease termination costs.

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
September 30, 2002

(Unaudited)                                                (in Canadian dollars)
================================================================================

 7.     DISCONTINUED OPERATIONS
        On September 30, 2001, the Company ceased operations of its wholly owned subsidiary, eContracts, Inc. Accordingly, the Company's consolidated financial statements for all periods have been reclassified to reflect eContracts, Inc. as a discontinued business segment in accordance with CICA Section 3475.
        Summarized financial information for the discontinued operation is as follows:

                                         Three Months Ended   Nine months ended
                                         September 30,          September 30,
                                                2 0 0 1          2 0 0 1
------------------------------------------------------------|-------------
Revenues                                       $    3,161   |$     30,688
------------------------------------------------------------|-------------
Loss before the following:                       (272,117)  |    (746,451)
  Stock compensation expense                      (79,620)  |    (136,560)
  Impairment charge for goodwill                 (310,290)  |    (310,290)
------------------------------------------------------------|------------
Net loss from discontinued operations          $ (662,027)  |$ (1,193,301)
------------------------------------------------------------|------------
Assets and Liabilities                                      |
  Current assets                               $   47,428   |$     47,428
  Current liabilities                          $   46,944   |$     46,944
------------------------------------------------------------|------------



        There were no discontinued operations in the three and nine months ended September 30, 2002.

8.      CHANGES IN NON-CASH WORKING CAPITAL ITEMS

                                                     Three months ended              Nine months ended
                                                        September 30,                   September 30,
                                                2 0 0 2         2 0 0 1         2 0 0 2        2 0 0 1
--------------------------------------------------------------------------|----------------------------
Accounts receivable                           $ 897,522       $ 106,874   |   $ 997,505     $ (190,703)
Government assistance receivable                      -         869,824   |    (218,646)       869,824
Prepaid expenses and other receivables          102,968        (492,224)  |     291,969       (741,484)
Accounts payable and accrued liabilities       (215,956)       (477,604)  |     163,986        794,326
Accrued restructuring charges                    51,791               -   |     382,444              -
Deferred revenue                               (697,581)         81,668   |    (681,713)      (227,649)
Restricted cash                                       -          81,000   |           -         81,000
--------------------------------------------------------------------------|----------------------------
                                              $ 138,744       $ 169,538   |   $ 935,545     $  585,314
--------------------------------------------------------------------------|----------------------------

9.      FINANCIAL INSTRUMENTS
        The Company uses forward exchange contracts to manage a portion of its exposure to fluctuations in foreign exchange rates. During the third quarter of 2002, the Company entered into a forward exchange contract for the purchase of Cdn$4.5 million at US$.634 maturing in September 2003. As at September 30, 2002, had the Company settled the contract, a loss of approximately $50,000 would have been incurred. Subsequent to September 30, 2002 the Company entered into another forward exchange contract for the purchase of an additional Cdn$3 million at US$.6197 maturing in September 2003.

10.     SEGMENTED INFORMATION
        The Company operates and manages its business in one industry - the financial services sector. The Company has two reportable operating segments being the Core business and the Brokerage business. In the Core business the Company creates and provides to institutional customers trade execution software and a network for connecting to various exchanges and other markets in North America. The Brokerage business involves the execution of exchange-traded equity and index options on the Chicago Board Options Exchange. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of the Core

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
September 30, 2002

(Unaudited)                                                (in Canadian dollars)
================================================================================

        business and the Brokerage business based on several factors, of which the primary financial measures are revenue and operating earnings (loss) from continuing operations. The Company defines operating earnings
        (loss) as earnings (loss) from continuing operations before amortization, interest expense, interest income, income taxes, and other non-recurring items.

                                                            Three months ended September 30,
                                                           2 0 0 2                                   2 0 0 1
                                              Core        Brokerage       Total         Core        Brokerage       Total
------------------------------------------------------------------------------------|-----------------------------------------
External Revenues                                                                   |
  Subscription fees                         $ 2,607,950  $         -    $ 2,607,950 | $ 2,662,670  $          -   $ 2,662,670
  Transaction based fees                      3,911,660     1,210,212     5,121,872 |   2,172,124     1,227,135     3,399,259
  Other                                         259,781        20,956       280,737 |     269,872             -       269,872
------------------------------------------------------------------------------------|-----------------------------------------
                                            $ 6,779,391   $ 1,231,168   $ 8,010,559 | $ 5,104,666   $ 1,227,135   $ 6,331,801
------------------------------------------------------------------------------------|-----------------------------------------
Operating earnings (loss) from                                                      |
continuing operations                         $ (49,203)    $ 295,887     $ 246,684 |  $ (915,865)    $ 504,548    $ (411,317)
  Amortization                                                              552,424 |                                 446,915
  Interest expense, net                                                      38,417 |                                  28,984
  Restructuring charges                                                     422,488 |                                       -
------------------------------------------------------------------------------------|-----------------------------------------
Loss from continuing operations before                                              |
income taxes                                                             $ (766,645)|                              $ (887,216)
------------------------------------------------------------------------------------|-----------------------------------------
                                                                                    |
Total assets                                $24,110,512   $ 2,620,546   $26,731,058 | $15,741,172   $ 2,697,228   $18,438,400
                                                                                    |
Capital asset expenditures                  $   585,087   $        -    $   585,087 | $   920,698   $     8,861   $   929,559
                                                                                    |
Goodwill additions                          $        -    $        -    $         - | $        -    $         -   $         -


The following is a breakdown of operations by significant geographic region:

                                                            Three months ended September 30,
                                                           2 0 0 2                                   2 0 0 1
                                             Canada     United States     Total        Canada      United States     Total
------------------------------------------------------------------------------------|-----------------------------------------
External Revenues                                                                   |
  Subscription fees                         $ 1,595,188   $ 1,012,762   $ 2,607,950 | $ 1,651,754   $ 1,010,916   $ 2,662,670
  Transaction based fees                        473,482     4,648,390     5,121,872 |     358,996     3,040,263     3,399,259
  Other                                         212,259        68,478       280,737 |     244,571        25,301       269,872
------------------------------------------------------------------------------------|-----------------------------------------
                                            $ 2,280,929   $ 5,729,630   $ 8,010,559 | $ 2,255,321   $ 4,076,480   $ 6,331,801
------------------------------------------------------------------------------------|-----------------------------------------
                                                                                    |
Total assets                                $14,926,669   $11,804,389   $26,731,058 | $ 9,872,239   $ 8,566,161   $18,438,400
                                                                                    |
Capital assets                              $ 4,740,395   $ 1,037,017   $ 5,777,412 | $ 3,931,275   $   891,098   $ 4,822,373

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
September 30, 2002

(Unaudited)                                                (in Canadian dollars)
================================================================================


                                                             Nine months ended September 30,
                                                           2 0 0 2                                   2 0 0 1
                                              Core        Brokerage       Total         Core        Brokerage       Total
------------------------------------------------------------------------------------|-----------------------------------------
External Revenues                                                                   |
  Subscription fees                         $ 8,133,128   $         -   $ 8,133,128 | $ 7,835,610   $         -   $ 7,835,610
  Transaction based fees                     10,677,838     3,366,857    14,044,695 |   5,887,831     2,456,860     8,344,691
  Other                                         682,901        68,883       751,784 |   1,145,696             -     1,145,696
------------------------------------------------------------------------------------|-----------------------------------------
                                            $19,493,867   $ 3,435,740   $22,929,607 | $14,869,137   $ 2,456,860   $17,325,997
------------------------------------------------------------------------------------|-----------------------------------------
Operating earnings (loss) from                                                      |
  continuing operations                     $  (788,529)  $   424,049   $  (364,480)| $(1,081,926)  $   784,822   $  (297,104)
  Amortization                                                            1,573,322 |                               1,289,813
  Interest expense                                                          203,264 |                                  99,876
  Restructuring charges                                                   1,265,108 |                                       -
------------------------------------------------------------------------------------|-----------------------------------------
Loss from continuing operations before                                              |
income taxes                                                            $(3,406,174)|                             $(1,686,793)
------------------------------------------------------------------------------------|-----------------------------------------
                                                                                    |
Total assets                                $24,110,512   $ 2,620,546   $26,731,058 | $15,741,172   $ 2,697,228   $18,438,400
                                                                                    |
Capital asset expenditures                  $ 2,692,380   $    10,392   $ 2,702,772 | $ 2,240,593   $    12,136   $ 2,252,729
                                                                                    |
Goodwill additions                          $         -   $         -   $         - | $         -   $   311,490   $   311,490

The following is a breakdown of operations by significant geographic region:

                                                             Nine months ended September 30,
                                                           2 0 0 2                                   2 0 0 1
                                             Canada     United States     Total        Canada      United States     Total
------------------------------------------------------------------------------------|-----------------------------------------
External Revenues                                                                   |
  Subscription fees                         $ 4,972,729   $ 3,160,399   $ 8,133,128 | $ 4,815,391   $ 3,020,219   $ 7,835,610
  Transaction based fees                      1,505,572    12,539,123    14,044,695 |     824,292     7,520,399     8,344,691
  Other                                         578,239       173,545       751,784 |     803,485       342,211     1,145,696
------------------------------------------------------------------------------------|-----------------------------------------
                                            $ 7,056,540   $15,873,067   $22,929,607 | $ 6,443,168   $10,882,829   $17,325,997
------------------------------------------------------------------------------------|-----------------------------------------
                                                                                    |
Total assets                                $14,926,669   $11,804,389   $26,731,058 | $ 9,872,239   $ 8,566,161   $18,438,400
                                                                                    |
Capital assets                              $ 4,740,395   $ 1,037,017   $ 5,777,412 | $ 3,931,275     $ 891,098   $ 4,822,373


11.     COMPARATIVE FIGURES
        Certain of the comparative figures have been reclassified to conform to the current period's financial statement presentation.